Castle Arch Real Estate Investment Company, L.L.C. 650 Town Center Drive, Suite 780 Costa Mesa, CA 92626 (888) 501-2724

August 12, 2009

Ms. Yolanda Crittendon

Securities And Exchange Commission

Washington, DC 20549

Mail Stop 3010

Re:

Castle Arch Real Estate Investment Company, L.L.C.

Form 8-K; Item 4.01

Filed July 30, 2009

File No. 0-51230

Dear Ms. Crittendon:

Castle Arch Real Estate Investment Company (the “Company”) notes the receipt of your correspondence, dated August 6, 2009. Our response(s) are as follows:

Comment 1:

This comment references Item 304(1)(1)(i) regarding the date of resignation of the accountant.

Response: Bouwhuis, Morrill & Co. effectively resigned on January 1, 2009. The Company in good faith did not originally interpret the merger of Mr. Morrill’s practice into a new firm to be a principal accountant resignation under Item 304. However, after further consideration, the Company elected to file the subject Item 304 8K.

Comment 2:

This comment references Item 304(1)(1)(ii) regarding any adverse opinions by the accountant in the past two years.

Response:  The disclosure period has been construed in accordance with your comment and per rule.

Comment 3:

This comment references the updated Exhibit 16 letter in connection with our amended 8K.

Response:  An updated Exhibit 16 letter signed by Bouwhuis, Morrill & Co. is filed herewith.

Comment 4:

This comment references Bouwhuis, Morrill & Co.’s PCAOB registration.

Response:  Bouwhuis, Morrill & Co. was registered with the PCAOB since the Board’s inception and remained registered from then until March 31, 2009 when Bouwhuis, Morrill & Co. filed for and was granted withdrawal from registration.  The reason for Bouwhuis, Morrill & Co.’s withdrawal was that effective January 1, 2009, Mr. Morrill merged his practice with that of Chisholm, Bierwolf & Nilson creating a new firm Chisholm, Bierwolf, Nilson & Morrill, also a PCAOB registered firm.  An old firm’s withdrawal is required by the PCAOB in the event of a merger.  All relevant work and opinions issued from January 1, 2009 have been under the new firm.

Thank you for your attention to our filing. We will endeavor to promptly address any other questions or concerns.

Respectfully,

Castle Arch Real Estate

Investment Company, L.L.C.

/s/ Douglas W. Child

Douglas W. Child

Chief Financial Officer

2